EXHIBIT D-6


                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

          Gregory Scott                                Chair
          Edward A. Garvey                             Commissioner
          JoeI Jacobs                                  Commissioner
          Marshall Johnson                             Commissioner
          LeRoy Koppendrayer                           Commissioner


Steven F. Price                             SERVICE DATE: MAY 11, 2000
Assistant Treasurer
Interstate Power Company                    DOCKET NO. E,G-001-AI-00-162
222 West Washington Avenue
PO Box 192
Madison, WI 53701-0192


In the Matter of a Request by Interstate Power Company for Approval of Contracts with Affiliates Related to the Sale of Accounts Receivable

The above entitled matter has been considered by the Commission and the following disposition made:

                              APPROVED AS MODIFIED

The Commission agrees with and adopts the recommendations of the Department of Commerce which are attached and hereby incorporated in the Order.

                              BY ORDER OF THE COMMISSION


                              Burl W. Haar
                              Executive Secretary

     (S E A L)


This document can be made available in alternative formats (i.e., large print or audio tape) by calling (651) 297-4596 (voice), (651) 297-1200 (TTY), or
1-800-627-3529 (TTY relay service).


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                        MINNESOTA DEPARTMENT OF COMMERCE


April 7, 2000


Burl W. Haar
Executive Secretary
Minnesota Public Utilities Commission
350 Metro Square Building
121 7th Place East
St. Paul, Minnesota 55101-2147

RE:  COMMENTS OF THE MINNESOTA DEPARTMENT OF COMMERCE
     DOCKET NO. E,G001 /AI-00-162

Dear Dr. Haar:

Attached are the comments of the Energy Division of the Department of Commerce in the following matter:

          A request by Interstate Power Company for Commission approval of contracts with affiliates related to the sale of accounts receivable.

The petition was filed on February 7, 2000. The petitioner is:

          Steven F. Price
          Assistant Treasurer
          Interstate Power Company
          222 West Washington Avenue
          PO Box 192
          Madison, Wisconsin 53701-0192

The Department recommends APPROVAL AS MODIFIED and is available to answer any questions the Commission may have.

Sincerely,


DALE V. LUSTI
FINANCIAL ANALYST

DVL/jd
Attachment


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                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

                                 COMMENTS OF THE
                        MINNESOTA DEPARTMENT OF COMMERCE

                           DOCKET No. E,G001/AI-00-162


I. BACKGROUND

Interstate Power Company (IPC or Interstate) is a wholly-owned subsidiary of Alliant Energy Corporation (Alliant Energy), a registered holding company. Alliant Energy's public utility subsidiaries are Wisconsin Power & Light Company (WP&L), IES Utilities, Inc. (IES), Interstate, and South Beloit Water, Gas and Electric Company. These companies provide public utility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota and Illinois. In addition, WP&L provides water service to approximately 35,000 customers in Wisconsin and Illinois. Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. (Services), a subsidiary service company, and Alliant Resources, Inc., which serves as the holding company for most of Alliant Energy's investments in non-utility subsidiaries.

WP&L and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. (Ciesco), an accounts receivable financing conduit managed by Citicorp North America, Inc. The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital. Under the existing programs, WP&L and IES serve as collection agents for Ciesco. These programs expired on March 31, 2000.

II. SUMMARY OF INTERSTATE POWER COMPANY'S REQUEST

Interstate seeks approval of the Minnesota Public Utilities Commission (Commission) to enter into certain contracts between Interstate and affiliated companies related to the sale of accounts receivable.


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Docket No. E,G001/AI-00-162
Analyst assigned: Dale V. Lusti
Page 2


Under the proposal, the following transactions will occur:

     o IPC, WP&L and IES (individually an Operating Company and collectively the Operating Companies) will each organize a wholly-owned, special purpose entity (SPE). Each Operating Company will sell to its SPE all of its billed and unbilled accounts receivable (representing obligations of purchasers of electricity, natural gas and water and reimbursement obligations of joint owners of utility facilities arising under joint plant operating agreements pursuant to which an Operating Company pays operating and /or capital expenses on behalf of all joint owners (collectively, the Receivables)), subject to certain program limitations as described in the filing. Thus, for example, via a Receivables Sale Agreement, IPC will sell its eligible accounts receivables to IPC-SPE, with Services as the designated Collection Agent. However, Services will subcontract with the Operating Companies to perform the duties of the Collection Agent, and, in such capacity, each of the Operating Companies will continue to bill its customers and service their accounts. Similarly, WP&L and IES will sell their eligible receivables to WP&L-SPE and IES-SPE respectively.

     o IPC-SPE, WP&L-SPE and IES-SPE collectively will organize a jointly-owned NewCo, Alliant Energy SPE LLC, to which they will sell all of the pooled receivables via a Receivables Purchase and Sale Agreement, with Services as the collection agent.

     o Alliant Energy SPE LLC will sell an undivided percentage ownership interest in the pool of receivables to Ciesco, L.P., and Citicorp North America, Inc. (C.N.A.), via separate Receivables Purchase and Sale Agreements, with Services as the collection agent. Also, any receivables that are not purchased by Ciesco will be purchased by Citicorp North America, Inc. (C.N.A.), via separate Receivables Purchase and Sale Agreements, with Services as the collection agent.

     o Alliant Energy will execute and deliver a credit support agreement (Alliant Energy Agreement) in favor of Ciesco, the Agent and Citibank pursuant to which Alliant Energy will provide limited credit support.

Each of the SPEs will be organized under Delaware law as a single-member limited liability company. They will have nominal capital and will conduct no business other than the Receivables purchased from its Operating Company.

Under Section 2.01 of the SPE Agreement, the SPE will purchase the Receivables at a discount that takes into account Ciesco's cost of funds and program fees and administrative and servicing costs, all of which are passed through to the SPE by NewCo., and the historical default experience on accounts receivable originated by the Operating Company.


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Docket No. E,G001/AI-00-162
Analyst assigned: Dale V. Lusti
Page 3


Under Section 2.01 of the Ciesco Agreement, NewCo will sell and Ciesco may purchase, in its discretion, an undivided percentage ownership in the pool of Receivables held by NewCo from time to time.

In the event Ciesco is unable to issue commercial paper for any reason, Citibank would be obligated to purchase the Receivables pursuant to the terms of the Citibank Agreement.

The proposal will be structured to satisfy the requirements of Financial Accounting Standards Board Statement No. 125 (FASB-125).

The petitioner believes that public interest is served by reducing the total cost that would be included in rates charged to customers. The accounts receivable sale program outlined in the petition is designed to reduce the cost of capital included in rates charged to customers of Interstate Power Company. This objective is done by reducing the cost of financing the accounts receivable portion of IPC's balance sheet by selling the accounts receivable at a discount rate equivalent to a short-term debt rate. By comparison, the cost of maintaining the average accounts receivable on IPC's books would, over time, be equivalent to IPC's weighted average cost of debt. 1

If the proposed accounts receivable sales program had been in effect during 1999, IPC's participation would have generated annual savings of approximately $527,000 (net of fees).2

The term of the proposal is three years.


------------------------
1 Petitioner's Response to Department Information Request No. 1. Note: The rating agencies (Moody's and Standard & Poors) treat sales of receivables, such as being proposed, as debt. Consequently, sold receivables are added back to the balance sheet by the rating agencies. Therefore, the interest coverage targets and debt to capitalization ratios monitored by the rating agencies are not affected by sales of receivables. As a result, participation in the receivables sales program does not effect the level of equity that must be maintained in the business. Therefore, the program costs are compared to the weighted-average cost of debt rather than the weighted average cost of capital.

2 Petitioner's Response to Department Information Request No. 2. In 1999, IPC had combined averaged monthly accounts receivable and unbilled revenues of approximately $30.3 million. Because this balance represents a relatively permanent component of capital structure, IPC must finance this amount at its weighted-average cost of debt, which averaged about 7.41% pretax for calendar year 1999. Assuming that 90% of the $30.3 million average receivables is eligible for sale under the proposed program, IPC would average about $28.8 million of sold receivables monthly. Receivables sold under the proposed program during 1999 would have averaged a discount rate of approximately 5.58% (which averages approximately 25 basis points above commercial paper rates). Assuming the 5.58% sales discount rate (which includes fees), the cost of selling receivables would be 1.83% less than IPC's weighted average pretax cost of debt. Using the above 1999 data, IPC's participation in the accounts receivables sales program would have generated annual savings of approximately $527,000 ($28,800,000 X 1.83%).


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Docket No. E,G001/AI-00-162
Analyst assigned: Dale V. Lusti
Page 4


III. DEPARTMENT ANALYSIS

Statutory Requirements for Affiliated-Interest Agreements
---------------------------------------------------------

As amended in 1993, the Minnesota "affiliated-interest" statute provides:

               No contract or arrangement, including any general continuing
               --------------------------
               arrangement, providing for the furnishing of management, supervisory, construction, engineering, accounting, legal, financial or similar services, and no contract or arrangement for the purchase, sale, lease or exchange of any property, right, or thing, or for the furnishing of any service, property, right or thing, other than those above enumerated, made or entered into after January 1, 1975 between a public utility and any affiliated interest ... is valid or effective unless and until the contract
                            ---------------------------------------------------
               or arrangement has received the written approval of the
               -------------------------------------------------------
               commission.
               ----------

Minn. Stat. ss. 216B.48, subd. 3 (Supp. 1993). (Emphasis added.)

This statute provides two tests (the reasonableness and public-interest tests) for the Commission to apply to affiliated-interest contracts:

               The commission shall approve the contract or arrangement . . . only if it clearly appears and is established upon investigation that it is reasonable and consistent with the public interest. . . . The burden of proof to establish the reasonableness of the contract or arrangement is on the public utility.

Minn. Stat. ss. 216B.48, subd. 3 (1992).

As a result, Interstate has the burden of proof to establish the reasonableness of the agreements, and the Commission must find that the agreements are reasonable and consistent with the public interest.

Filing Requirements
-------------------

The Commission's filing requirements for utilities with affiliated interests state, in part:

     Each public utility shall file with the Commission:

     B. Petitions for approval of affiliated-interest contracts or agreement accompanied by the following:


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Docket No. E,G001/AI-00-162
Analyst assigned: Dale V. Lusti
Page 5


          (1)  a descriptive title of each contract or agreement;
          (2) a copy of the contract or agreement, or modifications or revisions of an existing contract or agreement;
          (3) a list and the past history of all contracts or agreements outstanding between the petitioner and affiliated-interest, the consideration received by the affiliated-interest for such contracts or agreements, and a verified summary of the relevant cost records pertaining to the same;
          (4) a descriptive summary of the pertinent facts and reasons why such contract or agreement is in the public interest...

Minn. R. 7825.2200

The Department believes Interstate has provided all information required by Minn. R. 7825.2200B. The Department also believes that the primary issue is whether Interstate's proposed agreements are consistent with the public interest.

Analysis of the Proposed Agreement
----------------------------------

In analysing contracts or agreements between a utility and its affiliated interests, the Department has two sets of concerns. The first set of concerns relates to the merits of the particular agreements. The second set of concerns relates to the ability of the Department to verify, after the fact, that the implementation of the agreement did not result in the utility's ratepayers subsidizing the operations of the utility's unregulated affiliated interests.

In evaluating whether Interstate has shown that the proposed agreements are consistent with the public interest, the Department considered:

     o    whether the price is reasonable;

     o whether the proposed agreements affect the operating costs and rate levels; and

     o    whether the agreements impair effective regulation.

Although there are several components to the calculation of net savings from the proposal, the petitioner is confident that net savings will be the result if this proposal is approved. Based upon an application of the contract to 1999 actual data, the Department considers the price to be reasonable.

The companies did use competitive bidding in their choice of Ciesco and CNA. However, the creation of SPE's was utilized to satisfy requirements of FASB-125.

As stated above, it is expected that the sale of accounts receivable will provide a net savings to IPC. Rate levels of IPC will not be affected until its next rate case.


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Docket No. E,G001/AI-00-162
Analyst assigned: Dale V. Lusti
Page 6


The Department believes that effective regulation will not be impaired as a result of the approval of agreement. Any detailed records required by Minnesota Rules part 7825.2300 will be available for inspection at the Company's headquarters. In addition, in any future rate case the Department may review the reasonableness of the accounts receivable/sale agreement and adjust rates as needed.

Despite these assurances, the Department recommends that the Commission require IPC to demonstrate in future rate cases that its contracts related to the sale of accounts receivable continue to be consistent with the public interest.

IV.  DEPARTMENT RECOMMENDATION

The Department recommends that the Commission approve Interstate's contracts with affiliates related to the sale of accounts receivable, with the requirement that it demonstrate in future rate cases that the contracts continue to be consistent with the public interest.

/jd